October 14, 2011

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

>Re: BlackRock Kelso Capital Corporation
>File Nos. 333-176875 & 814-712

Dear Mr. Hoffman:

We have reviewed the registration statement for BlackRock Kelso Capital Corporation (the "Fund") filed on Form N-2 on September 16, 2011, in connection with the shelf registration of common stock, preferred stock, subscription rights, warrants, debt securities and units. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

FACING PAGE

1. Footnote (7) to the Calculation of Registration Fee table states that the Fund is registering an indeterminate principal amount of units and that each unit may consist of a combination of any of the securities being registered, and may include securities issued by third parties, including the U.S. Treasury. Please provide us with an example of a "unit" and how it will be offered and priced. Please also provide an analysis explaining the basis for offering securities issued by third parties, including the U.S. Treasury. In your response please address the following:

- Should the Fund be deemed to be either a distributor or a co-issuer of securities issued by third parties?
- Would a registration statement be filed for securities issued by third parties?
- Would third party securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

In addition, please include in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement with respect to any offering of units.

PROSPECTUS

Cover Page

2.   The fourth paragraph states that the securities registered in this registration statement may be offered at prices and on terms to be described in one or more supplements to the prospectus. Please include in the registration statement a form of prospectus supplement for each type of security registered. In addition, please include in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement with respect to any rights offering.

Special Note Regarding Forward-Looking Statements (Page 32)

3.   Please state in this section that under Section 27A(b)(2)(B) of the Securities Act of 1933 and Section 21E(b)(2)(B) of the Securities Exchange Act of 1934, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in periodic reports filed by the Fund.

Sales of Common Stock Below Net Asset Value (Page 51)

4.   The third paragraph of this section states that the Fund will not sell shares of common stock (or any warrants, options, rights, or units to purchase share of common stock) under a prospectus supplement to the registration statement if the cumulative dilution to NAV per share from offerings under the current registration statement exceeds 15%. The last sentence of the paragraph states that if the Fund files a new post-effective amendment, the threshold would reset. Please explain to us what is meant by the last sentence. We may have additional comments after reviewing your response.

Legal Matters (Page 148)

5.   This section states that certain legal matters in connection with the securities offered will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Please include in Part C to the registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

GENERAL COMMENTS:

7.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

9.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

10.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel